SCHEDULE “H”

Viceroy Exploration Limited

Pro Forma Consolidated Balance Sheet

(Unaudited)

December 31, 2002

(expressed in thousands of Canadian dollars)

May 16, 2003

Compilation Report

To the Board of Directors of

Viceroy Resource Corporation

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Viceroy Exploration Limited as at December 31, 2002. The pro forma consolidated balance sheet has been prepared for inclusion in a Joint Information Circular of Viceroy Resource Corporation, Avatar Petroleum Inc., Arapaho Capital Corp. and Quest Investment Corporation dated May 16, 2003. In our opinion, the pro forma consolidated balance sheet has been properly compiled to give effect to the proposed transaction and assumptions described in the notes thereto.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, Canada

May 16, 2003

Viceroy Exploration Limited
Pro Forma Consolidated Balance Sheet
(Unaudited)
As at December 31, 2002

(expressed in thousands of Canadian dollars)

$

Assets
Current assets
Cash and cash equivalents	500

Resource assets	6,000

Total net assets	6,500

Shareholder’s Equity

Capital stock	6,500

1	Basis of presentation
The accompanying unaudited pro forma balance sheet of Viceroy Exploration Limited (Viceroyex) has been prepared for inclusion in the Information Circular of Viceroy Resource Corporation (Viceroy), Avatar Petroleum Inc. (Avatar), Arapaho Capital Corp. (Arapaho) and Quest Investment Corporation (Quest Investment) relating to an agreement by Viceroy, Avatar, Arapaho and Quest Investment to amalgamate under an arrangement (the “Arrangement”) and giving effect to the transaction described in note 2.

The unaudited pro forma consolidated balance sheet of Viceroyex should be read in conjunction with the audited financial statements of Viceroy and other information referred to in the Information Circular.

In the opinion of management of Viceroy, the unaudited pro forma consolidated balance sheet includes all the adjustments necessary for fair presentation of the proposed transactions in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that may be obtained in the future.

2	Pro forma adjustments with respect to the arrangement
The unaudited pro forma consolidated balance sheet gives effect to distribution of Argentinean assets to Viceroyex from Viceroy as if it had occurred on December 31, 2002. The receipt of assets and the issue of capital stock has been recorded by Viceroyex at the estimated fair value. The transaction remains subject to acceptance by the shareholders of Viceroy and regulatory approval.